EXHIBIT (a)(1)(i)

ASURE SOFTWARE, INC.
OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS
FOR RESTRICTED STOCK UNITS
THIS OFFER TO EXCHANGE AND YOUR WITHDRAWAL RIGHTS WILL EXPIRE
AT 11:00 P.M. CENTRAL TIME, ON JANUARY 14, 2020,
UNLESS THE OFFER IS EXTENDED
Asure Software, Inc., a Delaware corporation (the “Company,” “Asure Software,” “our,” “us” or “we”), is offering eligible employees the opportunity to exchange certain outstanding stock options for a number of new restricted stock units, or RSUs, to be granted under the Asure Software, Inc. 2018 Incentive Award Plan (the “2018 Plan”). The new RSUs will be granted on the same business day in the United States as the expiration of this offer. We are making this offer upon the terms and subject to the conditions set forth in this Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, which we refer to as the Offer to Exchange. Our board of directors previously approved the Offer to Exchange program, and our stockholders approved the Offer to Exchange program at our 2019 annual meeting of stockholders held on May 29, 2019.
Options eligible for exchange, or eligible options, are those options, whether vested or unvested, that meet all of the following requirements:

•	the options have a per share exercise price higher than the greater of $8.50 or the closing trading price of our common stock on the date the exchange offer expires;

•	the options were granted under our 2009 Equity Incentive Plan or our 2018 Incentive Award Plan; and

•	the options are outstanding and unexercised as of the expiration date of the offer.
You are eligible to participate in the option exchange and this offer only if you meet all of the following requirements:

•
you are a regular full-time employee of Asure Software or any of its majority-owned subsidiaries on the date this offer commences and remain a regular full-time employee through the completion of the option exchange and the date that the new RSU grant is made;

•	you are not our Chief Executive Officer or a member of our board of directors; and

•	you hold at least one eligible option as of the commencement of the option exchange.
The outstanding options that you hold under our equity incentive plans give you the right, when vested, to purchase shares of our common stock once you exercise those options by paying the applicable exercise price of those options. Thus, wherever we use the term “option” in this Offer to Exchange, we refer to the actual options you hold to purchase shares of our common stock and not the shares of our common stock underlying those options.
In the option exchange, every 2.5 shares underlying an eligible option will be exchanged for 1 new RSU. The number of new RSUs calculated according to this exchange ratio will be rounded down to the nearest whole RSU on a grant-by-grant basis. Fractional RSUs will not be granted in the option exchange and no cash will be paid for fractional shares.
If you are eligible to participate in the option exchange, you must elect whether to exchange your eligible options on a grant-by-grant basis. You may elect to exchange all, none or a portion of the shares subject to any given eligible option grant. If you elect to exchange a portion (rather than all) of the shares subject to an eligible option grant, such

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exchanged shares shall (i) be taken first from vested shares subject to the eligible option, and (ii) if the number of exchanged shares exceeds the number of vested shares subject to the eligible option, be taken next from unvested shares subject to the eligible option, starting with shares that would vest next in time and proceeding in chronological order.
All eligible options that are properly surrendered in the option exchange and accepted by us for exchange pursuant to this offer will be cancelled as of the same business day in the United States as the expiration of this offer, and options elected for exchange will no longer be exercisable after that time. The new RSUs will be granted in exchange for the exchanged options as of the same business day in the United States as the expiration of this offer.
New RSUs granted in the option exchange will not be vested on their date of grant regardless of whether the exchanged option was fully vested. For all non-executive employees, the new RSUs will vest over three years, with the first installment vesting on the six-month anniversary of the option exchange, and the remainder vesting quarterly thereafter. For our eligible executive officers, other than our Chief Executive Officer who is not eligible to participate in the option exchange, the new RSUs will vest over a period of either (a) one year, vesting in full on the first anniversary of the option exchange, or (b) three years, with the first installment vesting on the first anniversary of the option exchange, and the remainder vesting quarterly thereafter, subject to certain stock price performance goals (as described in Section 9 of this Offer to Exchange entitled “Source and Amount of Consideration; Terms of New RSUs”). In each case, vesting will be subject to the participant’s continued service with us through the applicable vesting dates. With respect to the new RSUs issued to eligible executive officers, the vesting period will be determined by the number of shares subject to eligible options that the eligible executive officer elects to exchange. New RSUs granted in the option exchange will only vest if the holder remains an employee of Asure Software or one of its majority-owned subsidiaries eligible for vesting under the terms and conditions of the 2018 Plan, applicable restricted stock unit agreement and relevant Asure Software policies. New RSUs that are not vested at the time of an employee’s termination of service, as determined in accordance with the 2018 Plan, will be forfeited.
The new RSUs granted in the option exchange will be governed by the terms and conditions of the 2018 Plan and a restricted stock unit agreement between Asure Software and you.
If you choose not to participate in the offer, you will continue to hold your eligible options on the same terms and conditions and pursuant to the agreements and equity incentive plans under which they were originally granted.
Although our board of directors has approved this offer, neither we nor our board of directors will make any recommendation as to whether you should exchange, or refrain from exchanging, any or all of your eligible options for new RSUs in the offer. You must make your own decision regarding whether to surrender your eligible options for exchange after taking into account your own personal circumstances and preferences. You are encouraged to consult your personal outside advisor(s) as you deem appropriate if you have questions about your financial or tax situation as it relates to this offer.
This offer is subject to certain conditions which we describe under Section 7 of this Offer to Exchange, “Conditions of the Offer,” and the terms and conditions described in this offer.
Please see the section entitled “Risks of Participating in the Offer” in this Offer to Exchange for a discussion of risks and uncertainties that you should consider before surrendering your eligible options for exchange in the offer.
Shares of our common stock are quoted on the Nasdaq Capital Market under the symbol “ASUR.” On December 9, 2019, the closing sales price of our common stock as quoted on the Nasdaq Capital Market was $8.22 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your eligible options.

As of December 9, 2019, eligible options outstanding under our existing equity incentive plans were exercisable for approximately 700,335 shares of our common stock, or approximately 4.5% of the total shares of our common stock outstanding.
We will administer the offer process through our finance and accounting department. If you want to exchange any of your eligible options, you must notify Asure Equity Administration of your election before our offer expires. We will email materials to eligible employees and then we will also mail these materials to the homes of all eligible employees. Employees must complete and return an Election Form to Asure Equity Administration according to the instructions contained in the materials so that Asure Equity Administration receives it before the offer expires at the expiration date deadline of 11:00 p.m., Central Time, on January 14, 2020 (or, if we extend the offer, a later date that we will specify). To make an election, please submit a copy of your election according to the instructions contained in the materials, but the election must be received before 11:00 p.m. Central Time on January 14, 2020 (or if we extend the offer, a later date that we will specify).
Responses submitted by any means, other than those delivery methods described in the instructions, are not permitted.
The delivery of all documents, including elections and withdrawals, is at your own risk. Only responses that are complete and actually received by Asure Equity Administration by the deadline will be accepted. If Asure Equity Administration does not receive your election by the offer expiration time, you will be deemed to have rejected this offer. We will send you a confirmation after receiving your election or withdrawal. If you do not receive a confirmation, it is your responsibility to confirm that Asure Equity Administration has received your election and/or any withdrawal. You should print and save a copy of the confirmation for your records.
You should direct questions about this offer and requests for additional copies of this Offer to Exchange and the other offer documents to Asure Equity Administration at 512-437-2700.

IMPORTANT

Neither the Securities and Exchange Commission nor any state or foreign securities commission has approved or disapproved of this transaction or passed upon the fairness or merits of this transaction or the accuracy or adequacy of the information contained in this offer to exchange document. Any representation to the contrary is a criminal offense.

Asure Software has not authorized any person to make any recommendation on Asure Software’s behalf as to whether you should exchange or refrain from exchanging your options pursuant to this offer. You should rely only on the information contained in this document or in documents to which Asure Software has referred you. Asure Software has not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in this document or in the related documents referred to in this document. If anyone makes any recommendation or representation to you or gives you any information, you should not rely upon that recommendation, representation or information as having been authorized by Asure Software.
Nothing in this document shall be construed to give any person the right to remain in the employ of Asure Software or a majority-owned subsidiary of Asure Software or to affect your employer’s right to terminate the employment of any person at any time with or without cause to the extent permitted under law. Nothing in this document should be considered a contract or guarantee of wages or compensation. Except as otherwise provided under applicable law and/or any employment agreement between you and your employer, the employment relationship between Asure Software and each employee remains “at will.”

Asure Software reserves the right to amend or terminate the 2018 Plan at any time, and the grant of restricted stock units under the 2018 Plan and this offer do not in any way obligate Asure Software to grant additional restricted stock units or options or offer further opportunities to participate in any offer to exchange options in the future. The grant of any restricted stock units under the 2018 Plan and this offer to exchange is wholly discretionary in nature and is not to be considered part of any normal or expected compensation that is or would be subject to severance, resignation, redundancy, termination or similar pay.

STOCK OPTION EXCHANGE PROGRAM
TABLE OF CONTENTS
Page

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS
RISKS OF PARTICIPATING IN THE OFFER
THE OFFER
1. Eligibility.
2. Eligible Options; Number of New RSUs; Expiration Date.
3. Purposes of the Offer.
4. Procedures for Electing to Exchange Options.
5. Withdrawal Rights and Change of Election.
6. Acceptance of Options for Exchange; Grant of New RSUs.
7. Conditions of the Offer.
8. Price Range of Shares Underlying the Options.
9. Source and Amount of Consideration; Terms of New RSUs.
10. Information Concerning Asure Software.
11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities.
12. Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer.
13. Legal Matters; Regulatory Approvals.
14. Material Income Tax Consequences.
15. Extension of Offer; Termination; Amendment.
16. Fees and Expenses.
17. Additional Information.
18. Miscellaneous.

SCHEDULE A: Information Concerning the Named Executive Officers and Directors of Asure Software, Inc.
SCHEDULE B: Summary Financial Information of Asure Software, Inc.

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SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS
The following are answers to some of the questions that you may have about this offer. You should read carefully this entire Offer to Exchange, the election form and other exhibits together with their associated instructions, and the other related documents referenced in this Offer to Exchange. This offer is made subject to the terms and conditions of these documents, which may be amended from time to time hereafter. The information in this summary is not complete and may not contain all of the information that is important to you. Additional important and material information is contained in the remainder of this Offer to Exchange and the other related documents referenced in this Offer to Exchange. Where appropriate, we have included in this summary references to other relevant sections in this Offer to Exchange to help you find more complete information on these topics.
Glossary of Frequently Used Terms in This Offer to Exchange:

▪	“2018 Plan” refers to the Asure Software, Inc. 2018 Incentive Award Plan, as amended from time to time.

▪
“active employee” refers to a regular full-time employee of Asure Software or Asure Software’s majority-owned subsidiaries or a successor entity. An employee is not an “active employee” if he or she (i) is on a “garden leave” or other leave that will result in a termination of employment with Asure Software or one of Asure Software’s majority-owned subsidiaries or a successor entity, (ii) has provided a notice of resignation; or (iii) has received a notice of termination of employment from Asure Software or one of Asure Software’s majority-owned subsidiaries or a successor entity.

▪	“common stock” refers to Asure Software, Inc. common stock, par value $0.01 per share.

▪
“eligible employee” refers to an active employee as of the commencement of the offer who remains an active employee through the completion of the offer. Our Chief Executive Officer and members of our board of directors are not eligible employees and may not participate in the offer.

▪
“eligible options” refers to options to purchase shares of Asure Software’s common stock granted under our 2009 Equity Incentive Plan and 2018 Incentive Award Plan that have a per share exercise price higher than the greater of $8.50 or the closing trading price of our common stock as reported on the Nasdaq Capital Market on the date the exchange offer expires that remain outstanding and unexercised as of the expiration date of this offer. An option will not be an eligible option (and any election with regard to such option will be disregarded), if, on the expiration date of this offer, the exercise price of the option is less than the greater of the foregoing amounts.

▪	“eligible option grant” refers to an individual grant of eligible options.

▪	“exchanged options” refers to all eligible options that you exchange pursuant to this offer.

▪
“expiration” or “expiration date” refers to the date that this offer expires. The expiration date of this offer is January 14, 2020, at 11:00 p.m. Central Time. We may extend the expiration date at our sole discretion. If we extend the offer, the term “expiration date” will refer to the time and date at which the extended offer expires.

▪
“grant date” refers to the date the new RSUs will be granted in exchange for exchanged options, which will be the same business day in the U.S. as the expiration date. We expect that the grant date will be January 14, 2020. If the expiration date of this offer is extended, then the grant date will be correspondingly delayed.

▪	“named executive officers” refers to those executive officers of Asure Software listed on Schedule A to this Offer to Exchange.

▪
“new RSUs” refers to the RSUs granted pursuant to this offer that replace your eligible options you elect to exchange. New RSUs granted in connection with this offer will be granted on the same U.S. business day as the expiration date pursuant to the 2018 Plan, and will be subject to the terms and conditions of a restricted stock unit agreement between you and us.

▪
“offer period” or “offering period” refers to the period from the commencement of this offer to the expiration date. This period will commence on December 16, 2019, and expire at 11:00 p.m. Central Time, on January 14, 2020, unless we extend the offer.

▪	“Offer to Exchange” refers to this Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units (as it may be amended and supplemented from time to time).

▪	“option exchange” means the exchange of exchanged options for new RSUs.

▪
“options” refers to options to purchase shares of Asure Software’s common stock in the future at a specified price, provided the vesting criteria and other terms and conditions set forth in the relevant agreements and governing equity plan documents are satisfied. For purposes of this offer, including, without limitation, the exchange ratios, the term “option” refers to an option to purchase one share of the common stock of Asure Software.

▪
“restricted stock units” or “RSUs” represent the right to receive shares of Asure Software’s common stock in the future provided the vesting criteria and other terms and conditions set forth in the relevant agreements and governing equity plan documents are satisfied.

▪	“Schedule TO” refers to the Tender Offer Statement on Schedule TO filed by Asure Software, Inc. with the SEC, as it may be amended from time to time.

▪	“SEC” refers to the U.S. Securities and Exchange Commission.

▪	“tendering” eligible options means that you have agreed to exchange your options for new RSUs based on the terms and subject to the conditions set forth in the Offer to Exchange.

1.	What is the offer?
The offer is a one-time offer by Asure Software to allow eligible employees of Asure Software and its majority-owned subsidiaries to voluntarily exchange certain outstanding stock options with an exercise price higher than the greater of $8.50 or the closing trading price of our common stock as reported on the Nasdaq Capital Market on the date the exchange offer expires for a lesser number of new RSUs. The option exchange has been designed so that the aggregate fair value of the new RSUs to be granted in the offer will be less than or equal to the aggregate fair value of the exchanged options. The new RSUs will be granted on the same business day in the U.S. as the expiration of this offer.
2.    Why is Asure Software making this offer?
We have experienced a significant decline in our stock price over the last year in light of competition for our products and services and market conditions over which we have little or no control. As a result, a considerable number of our employees hold stock options with exercise prices above the recent trading prices of our common stock. For example, the closing price of our common stock on the Nasdaq Capital Market on December 9, 2019 was $8.22, whereas the weighted average exercise price of all outstanding options held by our employees on that date was $9.72, and approximately 52.5% of outstanding stock options held by our employees were underwater. Although we continue to believe that equity awards are an important component of our employees’ total incentive benefits and provide us with a competitive advantage, we also believe that many of our employees view their existing options as having little or no value due to the difference between the exercise prices and the current market price of our common stock. In addition, the market for key employees remains extremely competitive, notwithstanding the current economic turmoil. At the very time we need the motivation, skill and effort of our employees, our emphasis on stock options as compensation is demotivating when the options are underwater through no fault of the employee. As a result, for many employees, we believe that those stock options that are underwater are no longer effective at providing the incentives that our board of directors and compensation committee believe are necessary to motivate and retain our employees.
This option exchange is completely voluntary, and will allow eligible employees to choose whether to keep their existing eligible options at existing exercise prices under existing vesting schedules or to exchange those options for a lesser number of new RSUs with a longer vesting period to be granted upon the same business day in the U.S. as the expiration date. By making this offer, we intend to provide our eligible employees with the opportunity to receive new RSUs that may have a greater retentive and incentive value than the exchanged options, because RSUs may provide value to an employee even if our stock price declines between the grant date and the date on which the RSU vests. We believe that this offer will better align the interests of our employees and stockholders to maximize stockholder value. See Section 3 of this Offer to Exchange entitled “Purposes of the Offer” for more information.
3.    Is Asure Software making any recommendation as to whether I should exchange my eligible options?
No. We are providing you with as much information as possible to assist you in making your own informed decision. However, we are not making any recommendation as to whether or not you should participate in this offer. No one from Asure Software is, or will be, authorized to provide you with advice, recommendations or additional information. You must make your own personal decision as to whether or not to participate in this offer. We encourage you to consult with your personal legal counsel, accountant, financial, and/or tax advisor for further advice. Please also review the “Risks of Participating in the Offer” section that appears after this Summary Term Sheet.
4.    Who is eligible to participate in this offer?
You may participate in this offer if you are an active employee on the commencement of this offer and you remain an active employee through the expiration of the offer. Our Chief Executive Officer and members of our board of directors may not participate in the offer. We reserve the right to withdraw the Offer to Exchange in any jurisdiction for which we determine that the option exchange would have tax, regulatory or other implications that are inconsistent with Asure Software’s compensation policies and practices. If we withdraw the Offer to Exchange in a particular jurisdiction, the Offer to Exchange will not be made to, nor will surrenders of eligible stock options be accepted from or on behalf of, employees in that jurisdiction. See Section 1 of this Offer to Exchange entitled “Eligibility” for more information.
5.    Am I required to participate in this option exchange?
No. Participation in this offer is completely voluntary.
6.    What happens to my eligible options if I choose not to participate or if my eligible options are not accepted for exchange?
If you choose not to participate or your eligible options are not accepted for exchange, your eligible options will remain outstanding until they are exercised or expire by their existing terms, and will retain their current exercise price, current vesting schedule and all of the other terms and conditions as set forth in the relevant equity incentive plan and agreement related to such eligible options. See Section 2 entitled “Eligible Options; Number of New RSUs; Expiration Date” and Section 6 entitled “Acceptance of Options for Exchange; Grant of New RSUs” of this Offer to Exchange for more information.
7.    Which of my options are eligible to be exchanged?

Your eligible options are those options to purchase shares of Asure Software common stock granted and outstanding under our existing equity incentive plans that have a per share exercise price higher than the greater of $8.50 or the closing trading price of our common stock as reported on the Nasdaq Capital Market on the date the exchange offer expires, and remain outstanding and unexercised as of the expiration date of the offer.
To help you determine your outstanding eligible options, please refer to the grant information available in the materials that we have emailed to you and mailed to your home. These materials identify your eligible option grants and related information, including the number of shares subject to each grant, the number of shares vested, the number of shares unvested and the exercise price of your options.

8.    How long will eligible employees have to exchange eligible options?
To properly elect to exchange eligible options, an eligible employee must notify Asure Equity Administration of his or her election before 11:00 p.m., Central Time, on the expiration date, which is currently January 14, 2020 (or, if we extend the offer, a later date that we will specify). Please see the answer to Question 27 (“How do I participate in this offer?”), Section 2 of this Offer to Exchange entitled “Eligible Options; Number of New RSUs; Expiration Date” and Section 4 of this Offer to Exchange entitled “Procedures for Electing to Exchange Options” for more information.
9.    If I participate in this offer, do I have to exchange all of my eligible options?
No. You may pick and choose which of your outstanding individual eligible option grants you wish to exchange, on a grant-by-grant basis, and may exchange all, none or a portion of the shares underlying each eligible option grant. If you elect to exchange a portion (rather than all) of the shares subject to an eligible option grant, such exchanged shares shall (i) be taken first from vested shares subject to the eligible option, and (ii) if the number of exchanged shares exceeds the number of vested shares subject to the eligible option, be taken next from unvested shares subject to the eligible option, starting with shares that would vest next in time and proceeding in chronological order. See Section 2 of this Offer to Exchange entitled “Eligible Options; Number of New RSUs; Expiration Date” for more information.
10.    Can I exchange Asure Software common stock that I acquired upon a prior exercise of Asure Software options or other equity awards?
No. This offer relates only to certain outstanding and unexercised options to purchase common stock of Asure Software. You may not exchange any shares of common stock of Asure Software or any equity awards (other than eligible options) in this offer. See Section 2 of this Offer to Exchange entitled “Eligible Options; Number of New RSUs; Expiration Date” for more information.
11.    Are there circumstances under which I would not be granted RSUs in the option exchange?
Yes. If, for any reason, you are not an eligible employee at the time of the commencement and the expiration of the offer, you will not receive any new RSUs. Instead, you will keep your current eligible options and the options will vest and expire in accordance with their existing terms and conditions. Except as provided by applicable law and/or any employment agreement between Asure Software and you, your employment with Asure Software remains “at-will” regardless of your participation in the offer and can be terminated by you or your employer at any time with or without cause or notice. Participation in Asure Software’s equity plans is entirely voluntary, and the benefits afforded under the plans do not form an employment contract with Asure Software or any of its affiliates. The grant of new RSUs in the offer is a one-time benefit and will not give you any right to any future grants under Asure Software’s equity plans. See Section 1 of this Offer to Exchange entitled “Eligibility” for more information.
12.    Can I elect to receive cash in exchange for my eligible options instead of RSUs?
No, you cannot choose to receive cash in exchange for your eligible options.

13.    How will the number of new RSUs that I will receive for my surrendered eligible options be calculated?
In the option exchange, every 2.5 shares underlying an eligible option will be exchanged for 1 new RSU. The number of new RSUs calculated according to this exchange ratio will be rounded down to the nearest whole RSU on a grant-by-grant basis. Fractional RSUs will not be granted in the option exchange, and no cash will be paid for fractional shares.
All eligible options that are properly surrendered in the option exchange and accepted by us for exchange pursuant to this offer will be cancelled as of the same business day in the U.S. as the expiration of this offer, and eligible options elected for exchange will no longer be exercisable after that time. The new RSUs will be granted in exchange for the exchanged options as of the same business day in the U.S. as the expiration of this offer.
See Section 2 of this Offer to Exchange entitled “Eligible Options; Number of New RSUs; Expiration Date” for more information.
14.    Once I surrender my exchanged options, is there anything I must do to receive the new RSUs?
No. Once your exchanged options have been surrendered, you do not need to take additional action in order to receive your new RSUs. Your new RSUs will be granted to you on the same business day in the U.S. as the expiration of the offer, which will be the same day that the exchanged options are cancelled. We expect that the grant date will be January 14, 2020. However, if the expiration date is extended, the grant date will be correspondingly delayed. In order to receive the shares covered by the new RSU grant, you must continue to be an employee and eligible for vesting under Asure Software’s policies, as amended from time to time, through the applicable vesting date. See the answer to Question 20, “When will new RSUs vest?” along with Section 9 of this Offer to Exchange entitled “Source and Amount of Consideration; Terms of New RSUs” for more information.
15.    Do I have to pay Asure Software for my new RSUs?
You do not have to make any cash payment to Asure Software to receive a grant of new RSUs in exchange for your exchanged options, and you do not have to pay Asure Software to receive the shares of common stock that become issuable to you if your new RSUs vest. However, please see the answer to Question 23, “Will I have to pay taxes if I participate in the offer?” regarding taxes that may be payable by you upon the surrender of your options, a grant of new RSUs and/or the vesting of your new RSUs. Also, see Section 9 of this Offer to Exchange entitled “Source and Amount of Consideration; Terms of New RSUs” for more information.
16.    When will I receive new RSUs in the exchange?
New RSUs will be granted in exchange for your surrendered eligible options on the grant date, which will be the same U.S. business day as the expiration date. Accordingly, we expect the grant date will be January 14, 2020. However, if the expiration date is extended, the grant date will be correspondingly delayed. You will receive your restricted stock unit agreement as soon as reasonably practicable after the expiration of the offer. You will receive the shares subject to the new RSUs when and if your new RSUs vest. See the answer to Question 20, “When will new RSUs vest?” along with Section 9 of this Offer to Exchange entitled “Source and Amount of Consideration; Terms of New RSUs” and Section 6 of this Offer to Exchange entitled “Acceptance of Options for Exchange; Grant of New RSUs” for more information.
17.    Will I be required to give up all of my rights under the exchanged options?
Yes. Once we have accepted your exchanged options, your exchanged options will be cancelled, and you no longer will have any rights under those exchanged options.
18.    When will my exchanged options be cancelled?

Your exchanged options will be cancelled as of the same U.S. business day as the expiration date of the offer. The expiration date will be January 14, 2020, unless the offer is extended, in which case the cancellation of your exchanged options will be correspondingly delayed. See Section 6 of this Offer to Exchange entitled “Acceptance of Options for Exchange; Grant of New RSUs” for more information.
19.    Will the terms and conditions of my new RSUs be the same as my exchanged options?
New RSUs are a different type of equity award than stock options, and so the terms and conditions of your new RSUs will be different from your exchanged options. Your new RSUs will be granted under the 2018 Plan and will be subject to a restricted stock unit agreement. The form of restricted stock unit agreement under the 2018 Plan is included as an exhibit to the Schedule TO, which is available on the SEC website at www.sec.gov. Further, the vesting schedule of your new RSUs will be different from the vesting schedule of your exchanged options. See the answer to Question 20, “When will new RSUs vest?” along with Section 9 of this Offer to Exchange entitled “Source and Amount of Consideration; Terms of New RSUs” for more information.
Until your new RSUs vest and you are issued shares in settlement of vested new RSUs, you will not have any of the rights or privileges of a stockholder of Asure Software with respect to your new RSUs. Once you have been issued the shares of Asure Software common stock, you will have all of the rights and privileges of a stockholder with respect to those shares, including the right to vote and to receive dividends.
The tax treatment of the new RSUs may differ significantly from the tax treatment of your exchanged options. Please see the answer to Question 23, “Will I have to pay taxes if I participate in the offer?” and the remainder of this Offer to Exchange for more information.
20.    When will the new RSUs vest?
New RSUs granted in the option exchange will not be vested on their date of grant regardless of whether the exchanged option was fully vested. For all non-executive employees, the new RSUs will vest over three years, with the first installment vesting on the six-month anniversary of the option exchange, and the remainder vesting quarterly thereafter. For our eligible executive officers, other than our Chief Executive Officer who is not eligible to participate in the option exchange, the new RSUs will vest over a period of either (a) one year, vesting in full on the first anniversary of the option exchange, or (b) three years, with the first installment vesting on the first anniversary of the option exchange, and the remainder vesting quarterly thereafter, subject to certain stock price performance goals (as described in Section 9 of this Offer to Exchange entitled “Source and Amount of Consideration; Terms of New RSUs”). In each case, vesting will be subject to the participant’s continued service with us through the applicable vesting date. With respect to the new RSUs issued to executive officers, the vesting period will be determined by the number of shares subject to eligible options that the executive officer elects to exchange.
New RSUs granted in the option exchange will only vest if you remain an employee eligible for vesting under the terms and conditions of your restricted stock unit agreement, the relevant terms of the 2018 Plan and other relevant Asure Software policies, as each may be amended from time to time. As such, vesting may be delayed by certain leaves of absences. Generally, new RSUs that are not vested at termination of service to Asure Software, as determined in accordance with the 2018 Plan, will be forfeited. RSUs do not have retirement eligibility status, and therefore will be forfeited if you decide to retire before the RSUs have vested.
The new RSUs granted in the option exchange will be governed by the terms and conditions of the 2018 Plan and the restricted stock unit agreement to be entered into under the 2018 Plan.
See Section 9 of this Offer to Exchange entitled “Source and Amount of Consideration; Terms of New RSUs” for more information.
21.    Will I receive a restricted stock unit agreement for my new RSUs?

Yes. All new RSUs will be subject to the terms and conditions of the 2018 Plan and a restricted stock unit agreement between you and Asure Software. The 2018 Plan and the form of restricted stock unit agreement under the 2018 Plan are referenced as exhibits to the Schedule TO, which is available on the SEC website at www.sec.gov. You will receive your restricted stock unit agreement as soon as reasonably practicable after the expiration of the offer. See Section 9 of this Offer to Exchange entitled “Source and Amount of Consideration; Terms of New RSUs” for more information.
22.    Do I need to exercise my new RSUs in order to receive shares?
No. Unlike options, which you must exercise in order to receive the vested shares subject to the option, you do not have to make any cash payment to us to receive your RSUs or the common stock issuable upon vesting of your RSUs. If your new RSUs vest in accordance with the vesting schedule set forth in your RSU agreement, you will automatically receive the shares subject to the new RSUs promptly thereafter, although as described in Question 23 below, such RSUs may be subject to tax withholding. Generally, new RSUs that are unvested will be forfeited upon your termination of service to Asure Software, as determined in accordance with the plan pursuant to which they are granted.
23.    Will I have to pay taxes if I participate in the offer?
If you participate in the offer and are a U.S. taxpayer, the exchange of options should be treated as a non-taxable exchange and neither we nor you should recognize any income for U.S. federal income tax purposes at the time of the exchange or, with respect to new RSUs, at the time of the new RSU grant date. However, you normally will have taxable income when the RSUs vest and the shares are issued to you, at which point Asure Software typically also will have a tax withholding obligation. We will satisfy tax withholding obligations, if applicable, by instructing a broker to sell shares of common stock otherwise issuable upon vesting of the RSUs and remit the cash proceeds to us, as set forth in your RSU agreement. You also may have taxable capital gain in the U.S. when you sell the shares underlying the new RSUs. Note that the tax treatment of new RSUs in the U.S. differs significantly from the tax treatment of your options and, as a result of participating in the offer, your tax liability could be higher than if you had kept your eligible options. Please see Section 14 entitled “Material Income Tax Consequences” for a summary of the general tax consequences associated with your eligible options and new RSUs.
You should consult with your personal tax advisor to determine the personal tax consequences to you of participating in this offer. If you are a resident of or subject to the tax laws in more than one country, you should be aware that there may be additional or different tax and social insurance consequences that may apply to you.
24.    What if Asure Software is acquired by another company?
Although we currently are not anticipating any such merger or acquisition, if we merge or consolidate with or are acquired by another entity prior to the expiration of the offer, you may choose to withdraw any options which you tendered for exchange and your options will be treated in accordance with the applicable equity incentive plan and option agreement. Further, if Asure Software is acquired or proposed to be acquired prior to the expiration of the offer, we reserve the right to withdraw the offer, in which case your eligible options and your rights under them will remain intact and exercisable for the time period set forth in your option agreement, and you will receive no new RSUs in exchange for them pursuant to this offer. If Asure Software is acquired or proposed to be acquired prior to the expiration of the offer but does not withdraw the offer, we (or the successor entity) will notify you of any material changes to the terms of the offer or the new RSUs, including any adjustments to the purchase price or number of shares that will be subject to the new RSUs. Under such circumstances, the type of security and the number of shares covered by your new RSUs would be adjusted based on the consideration per share given to holders of our common stock in connection with the acquisition. As a result of this adjustment, you may receive new RSUs covering more or fewer shares of the acquiror’s common stock than the number of shares subject to the eligible options that you surrendered for exchange or than the number you would have received pursuant to the new RSUs if no acquisition had occurred.
25.    Are there any conditions to this offer?
Yes. The completion of this offer is subject to a number of customary conditions that are described in Section 7 of this Offer to Exchange. If any of these conditions are not satisfied, we will not be obligated to accept and exchange properly tendered eligible option grants, though we may do so at our sole discretion. See Section 2 of this Offer to Exchange entitled “Eligible Options; Number of New RSUs; Expiration Date” and Section 7 of this Offer to Exchange entitled “Conditions of the Offer” for more information.
The offer is not conditioned upon a minimum number of eligible stock options being surrendered for exchange or a minimum number of eligible employees participating.
26.    If you extend or otherwise change the offer, how will you notify me?
If we extend or otherwise change this offer, we will issue a press release, email and/or other form of communication disclosing the extension no later than 8:00 a.m. Central Time, on the next U.S. business day following the previously scheduled expiration date. See Section 2 of this Offer to Exchange entitled “Eligible Options; Number of New RSUs; Expiration Date” and Section 15 of this Offer to Exchange entitled “Extension of Offer; Termination; Amendment” for more information.
27.    How do I participate in this offer?
To properly elect to exchange your eligible options, you must notify Asure Equity Administration of your election before 11:00 p.m., Central Time, on the expiration date, which is currently January 14, 2020 (or, if we extend the offer, a later date that we will specify). We will email the materials to all eligible employees on the date the offer commences. On that same date, we will also mail materials to the homes of eligible employees. Employees may complete and return an Election Form to Asure Equity Administration according to the instructions contained in the materials so that Asure Equity Administration receives it before the offer expires at 11:00 p.m., Central Time, on the expiration date, which is currently January 14, 2020 (or, if we extend the offer, a later date that we will specify).
This is a one-time offer, and we will strictly enforce the offering period, subject only to any extension of the expiration date of the offer, which we may grant in our sole discretion. See Section 4 of this Offer to Exchange entitled “Procedures for Electing to Exchange Options” for more information.

28.    Can I change my mind and withdraw from the offer or decide to tender additional eligible option grants?
Yes. You may change your mind after you have submitted an Election Form and withdraw some or all of your elected options from the offer at any time before the offer expires at 11:00 p.m., Central Time on the expiration date (expected to be January 14, 2020). If we extend the expiration date, you may withdraw your election at any time until the extended offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form or Notice of Withdrawal/Change of Election Form we receive before the offer expires on the expiration date.
You may withdraw your elections by submitting a Notice of Withdrawal/Change of Election Form. Your election to withdraw must be received by Asure Equity Administration before the offer expires. See Section 5 of this Offer to Exchange entitled “Withdrawal Rights and Change of Election” for more information.
29.    Can I change which eligible option grants I want to exchange?
Yes. You may change your mind after you have submitted an Election Form and change the options you elect to exchange at any time before the offer expires at 11:00 p.m., Central Time, on the expiration date by completing and submitting to Asure Equity Administration a new Notice of Withdrawal/Change of Election Form to add additional eligible options or withdraw eligible options. If we extend the expiration date, you may change your election at any time until the extended offer expires. You may elect to exchange additional eligible options, fewer eligible options, all of your eligible options or none of your eligible options. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form or Notice of Withdrawal/Change of Election Form that Asure Equity Administration receives before the offer expires at 11:00 p.m., Central Time, on the expiration date.
See Section 5 of this Offer to Exchange entitled “Withdrawal Rights and Change of Election” for more information.
30.    What if I withdraw my election and then decide again that I want to participate in this offer?
If you have withdrawn your election to participate and then decide again that you would like to participate in this offer, you may re-elect to participate by delivering a new properly completed Notice of Withdrawal/Change of Election Form via email to optionexchange@asuresoftware.com, regular mail or overnight delivery. The new Notice of Withdrawal/Change of Election Form must be signed and dated after the date of your withdrawal and Asure Equity Administration must receive your new Notice of Withdrawal/Change of Election Form before the offer expires. See Section 5 of this Offer to Exchange entitled “Withdrawal Rights and Change of Election” for more information.

31.    Whom can I contact if I have questions about the offer, or if I need additional copies of the offer documents?
For assistance, you should contact Asure Equity Administration at 512-437-2700 (from within the United States) or 512-437-2700 x2624 (collect, from outside of the United States).

FORWARD-LOOKING STATEMENTS
This Offer to Exchange and the documents incorporated by reference into this Offer to Exchange contain forward-looking statements. You can identify these forward-looking statements by words such as “may,” “will,” “would,” “should,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and other similar expressions. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. We caution you not to place undue reliance on the forward-looking statements contained in this Offer to Exchange, which speak only as of the date hereof.

RISKS OF PARTICIPATING IN THE OPTION EXCHANGE
Participating in the option exchange involves a number of risks and uncertainties, including those described below. You should carefully review these risks and uncertainties, and the other information contained in this Offer to Exchange (including the Schedules to this Offer to Exchange) and in our other filings with the SEC. You are also encouraged to speak with your personal legal, investment and tax advisors, before deciding to participate in the option exchange.
Risks that are Specific to this Offer
If the price of our common stock increases after the date on which your exchanged options are cancelled, your exchanged options might have been worth more than the new RSUs that you receive in exchange for them.

Because the exchange ratio of this offer is not one-for-one with respect to exchanged options, it is possible that, at some point in the future, your exchanged options would have been economically more valuable than the new RSUs granted to you pursuant to this offer. For example, if you exchange an option for 1,000 shares with an exercise price of $10.00 per share, you would receive 400 new RSUs. Assume, for illustrative purposes only, that the price of our common stock increases to $20.00 per share following the completion of the option exchange. Under this example, if you are a U.S. employee and had kept your exchanged options and exercised and sold the underlying shares at $20.00 per share, you would have realized pre-tax gain of $10,000, but if you exchanged your eligible option grant for new RSUs, and immediately sold the shares subject to the new RSU grant upon vesting when the price of our common stock is $20.00 per share, you would realize a pre-tax gain of only $8,000.
Your new RSUs will not be vested on the grant date, and if your service with us terminates prior to the vesting of such new RSUs, you will not receive full value for your new RSUs.
The new RSUs will be subject to a new vesting schedule, even if the related eligible option was fully vested. If your service with us terminates (whether voluntarily or involuntarily) prior to the date your new RSUs vest, you will not receive the shares subject to those new RSUs. Instead, your new RSUs will expire immediately upon your termination of service, within the meaning of the 2018 Plan. As a result, you would not receive full value from your new RSUs. See the answer to Question 20, “When will new RSUs vest?” and Section 9 of this Offer to Exchange entitled “Source and Amount of Consideration; Terms of New RSUs” for more information.
If we are acquired by or merge with another company, your exchanged option might be worth more than the new RSUs that you receive in exchange for them.
A transaction involving us, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price of our common stock. Depending on the structure and terms of this type of transaction, eligible employees who elect to participate in the offer might receive less of a benefit from the appreciation in the price of our common stock resulting from the merger or acquisition. This could result in a greater financial benefit for those eligible employees who did not participate in this offer and retained their original eligible option grant.
Furthermore, a transaction involving us, such as a merger or other acquisition, could result in a reduction in our workforce. If your provision of services to us terminates for any reason before your new RSUs vest, you will not receive any value from your new RSUs.
Tax effects of new RSUs for United States taxpayers.
If you are a U.S. taxpayer and participate in the offer, you generally will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange and, with respect to new RSUs, on the grant date. However, you generally will have taxable ordinary income when the new RSUs vest and the shares underlying your new RSUs are issued to you, at which time Asure Software generally also will have a tax withholding obligation. We will satisfy all tax withholding obligations by instructing a broker to sell shares of common stock otherwise issuable upon vesting of the RSUs and remit the cash proceeds to us, as set forth in your RSU agreement. You also may have taxable capital gains when you sell the shares underlying the new RSUs. Note that the tax treatment of new RSUs differs significantly from the tax treatment of your exchanged options, and as a result of your participating in this offer, your tax liability could be higher than if you had kept your exchanged options. Please see Section 14 of the Offer to Exchange entitled “Material Income Tax Consequences” for a discussion of the general tax consequences associated with exchanged options.
Tax-related risks for tax residents of multiple countries.

If you are subject to the tax laws in more than one jurisdiction, you should be aware that there may be tax and social insurance consequences of more than one country that may apply to you. You should be certain to consult your own tax advisor to discuss these tax consequences.

Risks that are Related to Our Business and Common Stock

You should carefully review the risk factors contained in our periodic and other reports filed with SEC, including those in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and our subsequent Quarterly Reports on Form 10-Q, as well as the information provided in this Offer to Exchange (including the Schedules to this Offer to Exchange) and the other materials that we have filed with the SEC, before making a decision on whether to surrender your eligible stock options for exchange. You may access these filings electronically at the SEC’s website at www.sec.gov or on our Investor Relations website at https://investor.asuresoftware.com/financial-information. In addition, upon request we will provide you with a copy of any or all of the documents to which we have referred you (without charge to you). See Section 17 entitled “Additional Information” for more information regarding reports we filed with the SEC and how to obtain copies of or otherwise review these reports.

THE OFFER
December 16, 2019

Section 1.	Eligibility.
You are an “eligible employee” if you are an active employee (as defined below) as of the commencement date of this Offer and you remain an active employee through the expiration date of this offer. You will not be an “eligible employee” for purposes of this offer if you cease to be an active employee for any reason prior to the completion of the offer. Our Chief Executive Officer and members of our board of directors, all of whom are listed on Schedule A to this Offer to Exchange, are not eligible to participate in the offer.
You are an “active employee” if you are a regular full-time employee of Asure Software or Asure Software’s majority-owned subsidiaries. An employee is not an “active employee” if he or she (i) is on a “garden leave” or other leave that will result in a termination of employment with Asure Software or one of Asure Software’s majority-owned subsidiaries, (ii) has provided a notice of resignation; or (iii) has received a notice of termination of employment from Asure Software or one of Asure Software’s majority-owned subsidiaries.
To receive a grant of new RSUs, you must remain an eligible employee through the grant date, which will be the same U.S. business day as the expiration date. If you do not continue as an eligible employee through the grant date, you will keep your current eligible options and they will vest and expire in accordance with their existing terms. We expect that the grant date will be January 14, 2020. However, if the expiration date of this offer is extended, then the grant date will be correspondingly delayed.
Except as provided by applicable law and/or any employment agreement between you and Asure Software, your employment with Asure Software or its majority-owned subsidiaries remains “at-will” and can be terminated by you or your employer at any time, with or without cause or notice. Participation in Asure Software’s equity plans is entirely voluntary, and the benefits afforded under the plans do not form an employment contract with Asure Software or any of its affiliates. In order to vest in your new RSUs and receive the shares subject to the new RSUs, you generally must continue to provide services to us through each relevant vesting date. If you stop providing services to us before your new RSUs vest, your new RSUs will expire unvested and you will not be issued any shares of common stock pursuant to any unvested portion of your new RSUs.

Section 2.	Eligible Options; Number of New RSUs; Expiration Date.
Subject to the terms and conditions of this offer, we will accept for exchange only options that meet all of the following criteria:

▪	the options are held by eligible employees;

▪
the options are granted with a per share exercise price higher than the greater of $8.50 or the closing trading price of our common stock as reported on the Nasdaq Capital Market on the date the exchange offer expires;

▪	the options are outstanding and unexercised as of the expiration date of the offer;

▪	the options are properly elected to be exchanged; and

▪	the options are not validly withdrawn, before the expiration date of the offer.
An option will not be eligible for exchange (and any election with regard to such option will be disregarded), if, on the expiration date, the exercise price of the option is less than the greater of the foregoing amounts.

In the option exchange, every 2.5 shares underlying an eligible option will be exchanged for 1 new RSU. For purposes of applying this exchange ratio, fractional RSUs will be rounded down to the nearest whole RSU on a grant by grant basis. Fractional RSUs will not be granted in the option exchange and no cash will be paid for fractional shares. For example, if you exchange an eligible option to purchase 1,000 shares, you would receive 400 new RSUs (1,000 shares divided by 2.5).

Participation in this offer is completely voluntary. You may decide which of your eligible options and the portion of underlying shares you wish to exchange. If you hold more than one eligible option, you may choose to exchange one or more of such eligible options without having to exchange all of your eligible options. If you elect to participate in this offer, you may exchange all or a portion of the shares subject to any individual eligible option grant that you choose to exchange. If you elect to exchange a portion (rather than all) of the shares subject to an eligible option grant, such exchanged shares shall (i) be taken first from vested shares subject to the eligible option, and (ii) if the number of exchanged shares exceeds the number of vested shares subject to the eligible option, be taken next from unvested shares subject to the eligible option, starting with shares that would vest next in time and proceeding in chronological order.
For example (and except as otherwise described below), if you hold (1) an eligible option grant to purchase 1,000 shares, 700 of which you have already exercised, (2) an eligible option grant to purchase 1,000 shares, and (3) an eligible option grant to purchase 3,000 shares, you may choose to exchange all eligible option grants, or only two of the three eligible option grants, or only one of the three grants, or none at all. You may also elect to exchange a partial amount under any eligible option grant (such as an election to exchange only 150 shares of the remaining 300 shares under the first eligible option grant).
All eligible options that are properly surrendered in the option exchange and accepted by us for exchange pursuant to this offer will be cancelled as of the same business day in the U.S. as the expiration of this offer, and eligible options elected for exchange will no longer be exercisable after that time. The new RSUs will be granted in exchange for the exchanged options as of the same business day in the U.S. as the expiration of this offer.
The expiration date for this offer will be 11:00 p.m. Central Time, on January 14, 2020, unless we extend the offer at our sole discretion. If we extend the offer, the expiration date will refer to the latest time and date at which the extended offer expires. See Section 15 of this Offer to Exchange for a description of our rights to extend, terminate and amend the offer.

Section 3.	Purposes of the Offer.
The primary purpose of this offer is to restore the retention and incentive benefits of our equity awards. We believe this offer will foster retention of our valuable employees and better align the interests of our employees and stockholders to maximize shareholder value. We granted the currently outstanding options to attract and retain the best available personnel and to provide additional incentive to our employees. We have experienced a significant decline in our stock price over the last year in light of competition for our products and services and market conditions over which we have little or no control. As a result, a considerable number of our employees hold stock options with exercise prices above the recent trading prices of our common stock. These options are commonly referred to as being “underwater.” The new RSUs may have greater employee retention value than the exchanged options and therefore benefit Asure Software in its efforts to retain valuable employees.
In determining how to increase the retentive and motivational value of equity awards for employees, different alternatives were considered. The structure of the offer was chosen as it provides the further benefit of reducing the overhang represented by the outstanding eligible options. Although these options are not likely to be exercised as long as our stock price is lower than the applicable exercise price, they will remain on our books with the potential to dilute stockholders’ interests for up to the full term of the options unless they are surrendered or cancelled. The stock option exchange program will help to remedy the fact that we are obligated to recognize compensation expense for the underwater options, even though they are not providing their intended incentive and retention benefits, which we feel is not an efficient use of our resources. We also believe that the structure of the offer is in accordance with our current compensation philosophy to align equity incentives with current compensation.
Because the offer is structured to replace underwater options with new RSUs with a fair value less than or equal to the surrendered underwater options, we expect to recognize little or no incremental compensation expense. As a result, the option exchange will allow us to realize real incentive and retention benefits from the new RSUs granted, while recognizing a similar amount of compensation expense as we would have recognized for the eligible options that are surrendered.
Except as otherwise disclosed in this Offer to Exchange, we presently have no plans, proposals, or negotiations that relate to or would result in:

▪	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or our subsidiaries;

▪	any purchase, sale or transfer of a material amount of our or our subsidiaries’ assets;

▪	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

▪
any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing board vacancies or to change any named executive officer’s material terms of employment;

▪	any other material change in our corporate structure or business;

▪	our common stock being delisted from the Nasdaq Capital Market or ceasing to be authorized for quotation in an automated quotation system operated by a national securities association;

▪	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

▪	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

▪	the acquisition by any person of an additional amount of our securities or the disposition of an amount of any of our securities; or

▪	any change in our certificate of incorporation or bylaws, or any actions that may impede the acquisition of control of us by any person.
In the ordinary course of business, Asure Software makes changes in the composition and structure of its board of directors and/or management. Asure Software expects that it will continue to make changes in this regard.
In the ordinary course of business, from time to time, Asure Software evaluates acquisition or investment opportunities. A transaction may be announced or completed in the ordinary course of business during the pendency of this offer, but there can be no assurance that an opportunity will be available to us or that we will choose to take advantage of an opportunity.

Section 4.	Procedures for Electing to Exchange Options.
To properly elect to exchange your eligible options, you must notify Asure Equity Administration of your election before 11:00 p.m., Central Time, on January 14, 2020 (or, if we extend the offer, a later date that we will specify) by completing and returning an Election Form to Asure Equity Administration according to the instructions contained in the materials so that Asure Equity Administration receives it before the offer expires at 11:00 p.m., Central Time, on January 14, 2020 (or, if we extend the offer, a later date that we will specify). Complete, sign, date and return the materials made available to you at your request, and deliver them to Asure Equity Administration according to the instructions contained in the materials so that Asure Equity Administration receives them before the offer expires on the expiration date (or, if we extend the offer, a later date that we will specify).
To submit your election materials, you must send the materials via email, regular mail or overnight delivery using the following contact information:
Asure Software, Inc.
Attn: Asure Equity Administration
3700 N. Capital of Texas Highway, Suite 350
Austin, Texas 78746
Email: optionexchange@asuresoftware.com

Your election will be effective as of the date Asure Equity Administration receives your election materials. It is your responsibility to ensure that your election is received by Asure Equity Administration by the deadline.

You may confirm that your document has been received by calling Asure Equity Administration 512-437-2700. Asure Equity Administration will confirm receipt of an election after receipt of the Election Form. If you do not receive confirmation of receipt, it is your responsibility to ensure that Asure Equity Administration has properly received your election. If Asure Equity Administration does not receive the election materials before 11:00 p.m., Central Time, on January 14, 2020 (or, if we extend the offer, a later date that we will specify), we will interpret this as your election not to participate in the offer, and you will retain all of your outstanding options with their current terms. We will not contact you to confirm your election not to participate.
Your election will be effective upon receipt by Asure Equity Administration. In all cases, you should allow sufficient time to ensure Asure Equity Administration receives it in time. If you do not receive confirmation of receipt, it is your responsibility to ensure that Asure Equity Administration has received your election.
You may elect to exchange all or any portion of an individual eligible option grant in this offer. For a summary of your outstanding eligible options please refer to your election materials, which lists your outstanding option grants, the grant date of your options, the exercise price of your options and the number of outstanding shares subject to your outstanding options.
Your election to participate becomes irrevocable after 11:00 p.m. Central Time, on January 14, 2020 unless the offer is extended, in which case your election will become irrevocable after the new expiration date. You may change your mind after you have submitted an election and tender additional eligible options or withdraw some or all of your eligible options from the offer at any time before 11:00 p.m. Central Time on the expiration date, as described in Section 5.
You also may change your mind about which of your eligible options you wish to have exchanged. If you wish to add additional individual eligible option grants to your election, you must complete and submit a new Election Form before the expiration date by following the procedures described above. Any prior Election Form will be disregarded. If, instead, you wish to withdraw some or all of the eligible options you elected for exchange, you may do so at any time before the expiration date by following procedures described in Section 5.
The delivery of all documents, including elections, is at your own risk. Only responses that are complete and actually received by Asure Equity Administration by the deadline will be accepted.
Following receipt of your election by Asure Equity Administration, Asure Equity Administration intends to send you confirmation of the receipt of your Election Form. If you do not receive a confirmation, it is your responsibility to confirm that we have received your election.

This is a one-time offer, and we will strictly enforce the offering period, subject only to any extension of the expiration date of the offer, which we may grant in our sole discretion.
Our receipt of your election is not by itself an acceptance of your eligible options for exchange. For purposes of this offer, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give notice to the option holders generally of our acceptance of options for exchange. We may issue this notice of acceptance by press release, email or other form of communication. Options accepted for exchange will be cancelled as of the expiration date.
Your election to exchange options through the procedures described above constitutes your acceptance of the terms and conditions of this offer, and will be controlling, absolute and final, subject to your withdrawal rights under the offer as described in Section 5 of this Offer to Exchange and our acceptance of your surrendered eligible options in accordance with the offer as described in Section 6 of the Offer to Exchange. Our acceptance of your options for exchange will constitute a binding agreement between Asure Software and you upon the terms and subject to the conditions of this offer. Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Subject to an order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding upon the parties.

Section 5.	Withdrawal Rights and Change of Election.
You may withdraw some or all of the options that you previously elected to exchange and make tenders of additional option grants only in accordance with the provisions of this section.
You may withdraw some or all of the options that you previously elected and you may tender additional option grants that you previously chose not to exchange at any time before the offer expires, which is expected to occur at 11:00 p.m., Central Time, on January 14, 2020. If we extend the offer, you may withdraw and/or make additional tenders of your options at any time until the extended expiration date.
You may withdraw some or all of your eligible options or tender additional options by submitting your Notice of Withdrawal/Change of Election Form via email, regular mail or overnight delivery. Any withdrawals or changes must be received by Asure Equity Administration on or before 11:00 p.m., Central Time, on January 14, 2020 (or, if we extend the offer, a later date that we will specify).
To submit any materials, you must send the materials via email, regular mail or overnight delivery using the following contact information:
Asure Software, Inc.
Attn: Asure Equity Administration
3750 N. Capital of Texas Hwy, Suite 350
Austin, Texas 78746
Email: optionexchange@asuresoftware.com

You may change your mind as many times as you wish, but you will be bound by the last properly submitted election and/or Notice of Withdrawal/Change of Election Form we receive before the offer expires on the expiration date. Any eligible options that you do not withdraw will be bound pursuant to your most recently dated election or Notice of Withdrawal/Change of Election Form.
If you withdraw some or all of your eligible options, you may elect to exchange the withdrawn options again at any time before the offer expires on the expiration date. All options that you withdraw will be deemed not properly tendered for purposes of the offer, unless you properly re-elect to exchange such eligible options before the offer expires on the expiration date. To re-elect to exchange some or all of your eligible options, you must submit a new

Notice of Withdrawal/Change of Election Form to Asure Equity Administration before the offer expires on the expiration date by following the procedures described in this Section 5 of this Offer to Exchange.
Neither we nor any other person is obligated to give you notice of any defects or irregularities in any Election Form or Notice of Withdrawal/Change of Election Form, nor will anyone incur any liability for failure to give any notice. We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of any election or Notice of Withdrawal/Change of Election Form. Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Subject to an order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding upon the parties.
Subject to Rule 13e-4 under the Exchange Act, we also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any surrender with respect to any particular eligible options or any particular eligible employee. Although we intend to accept all validly tendered eligible options promptly after the expiration of this offer, if we have not accepted your eligible options within 40 business days of the commencement of this offer, you may withdraw your tendered eligible options at any time thereafter.
The delivery of all documents to Asure Equity Administration is at your own risk. Only responses that are complete and actually received by Asure Equity Administration by the deadline will be accepted.
Asure Equity Administration intends to send you a confirmation of receipt of your Notice of Withdrawal/Change of Election Form after receipt. If you do not receive a confirmation, it is your responsibility to confirm that we have received your documents.

Section 6.	Acceptance of Options for Exchange; Grant of New RSUs.
Upon the terms and conditions of this offer and immediately following the expiration of this offer, we will accept for exchange and cancel all eligible options properly elected for exchange and not validly withdrawn before the expiration of the offer at 11:00 p.m. Central Time on January 14, 2020 (or, if we extend the offer, a later date that we will specify). Once the exchanged options are cancelled, you no longer will have any rights with respect to those exchanged options. Subject to the terms and conditions of this offer, if your exchanged options are properly tendered by you and accepted by us, these options will be cancelled as of the expiration date.
Subject to our rights to terminate the offer, discussed in Section 15 of this Offer to Exchange, immediately following the expiration of this offer, we will accept all properly tendered options that are not validly withdrawn. We will give notice to the option holders generally of our acceptance for exchange of eligible options. This notice may be made by press release, email or other method of communication.
We will grant new RSUs on the grant date, which will be the same U.S. business day as the expiration date. We expect the grant date to be January 14, 2020. However, if the expiration date is extended, the grant date will be correspondingly delayed.
All new RSUs will be granted under the 2018 Plan and will be subject to the terms and conditions of a restricted stock unit agreement between you and Asure Software. The number of new RSUs you will receive will be determined in accordance with the exercise price of your exchanged options as described in Section 2 of this Offer to Exchange. You will receive your restricted stock unit agreement within a few weeks after the expiration of the offer. You will receive the shares subject to the new RSUs when and if your new RSUs vest, in accordance with the vesting schedule described in Section 9 of this Offer to Exchange.
Options that we do not accept for exchange will remain outstanding until they expire by their existing terms and will retain their current exercise price, current vesting schedule and other current terms and conditions.

Section 7.	Conditions of the Offer.

Notwithstanding any other provision of this offer, we will not be required to accept any options tendered for exchange, and we may terminate the offer or postpone our acceptance and cancellation of any options tendered for exchange (in each case, subject to Rule 13e-4(f)(5) under the Exchange Act), if at any time on or after the date this offer commences and before the expiration date, any of the following events shall have occurred, or shall have been determined by us, in our reasonable judgment, to have occurred:

▪	any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in an over-the-counter market in the United States;

▪	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or abroad;

▪
any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States or abroad;

▪
in our reasonable judgment, any extraordinary or material adverse change in U.S. financial markets generally, including without limitation a decline of at least 10% in either the Dow Jones Industrial Average or the Standard & Poor’s 500 Index measured during any time period after the date of commencement of the offer;

▪
any significant change in the market price of the shares of our common stock or any changes in the general political, market, economic or financial conditions in the United States or abroad that have resulted or are reasonably likely to result in a material adverse effect on our business, condition (financial or other), operating results, operations or prospects or on the trading in our common stock;

▪
the commencement, continuation, or escalation of a war or other national or international calamity which reasonably could be expected to affect materially or adversely, or to delay materially, the completion of the offer;

▪
if any of the situations described above existed at the time of commencement of the offer and that situation, in our reasonable judgment, deteriorates or worsens materially after commencement of the offer;

▪	a written threat, instituted or pending action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the offer or otherwise relating in any manner, to the offer;

▪
any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction will have been proposed, enacted, enforced or deemed applicable to us or the offer, any of which might restrain, prohibit or delay completion of the offer or impair the contemplated benefits of the offer to us (see Section 3 of this Offer to Exchange for a description of the contemplated benefits of the offer to us);

▪
a tender or exchange offer, other than this offer by us, for some or all of our shares of outstanding common stock, or a merger, acquisition or other business combination proposal involving us, will have been proposed, announced or made by another person or entity or will have been disclosed publicly or we will have learned that:

-any person, entity or “group” within the meaning of Section 13(d)(3) of the Exchange Act acquires more than 5% of our outstanding shares of stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the date of commencement of the offer,

-any such person, entity or group which had publicly disclosed such ownership prior to such date will acquire additional shares constituting more than 1% of our outstanding shares, or
-any new group will have been formed that beneficially owns more than 5% of our outstanding shares that in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the offer or with such acceptance for exchange of eligible options;
-there will have occurred any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the offer, other than as contemplated as of the commencement date of this offer (as described in Section 12 of this Offer to Exchange); or
-any event or events occur that have resulted or may result, in our reasonable judgment in a material impairment of the contemplated benefits of the offer to us (see Section 3 of this Offer to Exchange for a description of the contemplated benefits of the offer to us).
If any of the above events occur, we may, in our sole discretion:

▪	terminate the offer and promptly return all tendered eligible options to tendering holders;

▪	complete and/or extend the offer and, subject to your withdrawal rights, retain all tendered eligible options until the extended offer expires;

▪	amend the terms of the offer; or

▪	waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the offer is open, complete the offer.
The conditions to this offer are for our benefit. We may assert them in our sole discretion regardless of the circumstances giving rise to them before the expiration date. We may waive any condition to this offer, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to this offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights but will be deemed a waiver of our ability to assert the condition that was triggered with respect to the particular circumstances under which we failed to exercise our rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 may be challenged only in a court of competent jurisdiction. A nonappealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.

Section 8.	Price Range of Shares Underlying the Options.
The shares of Asure Software common stock underlying your options are traded on the Nasdaq Capital Market under the symbol “ASUR.” The following table shows, for the periods indicated, the high and low intraday sales price per share of our shares as reported by the Nasdaq Capital Market.

	HIGH	LOW
Fiscal Year Ending December 31, 2019
Fourth Quarter (through December 9, 2019)	$9.42	$6.14
Third Quarter	$10.25	$5.51
Second Quarter	$8.67	$6.06
First Quarter	$7.01	$4.86

Fiscal Year Ended December 31, 2018
Fourth Quarter	$12.45	$4.26
Third Quarter	$16.96	$12.22
Second Quarter	$19.78	$12.27
First Quarter	$17.53	$12.19

Fiscal Year Ended December 31, 2017
Fourth Quarter	$16.03	$10.08
Third Quarter	$15.30	$9.89
Second Quarter	$17.27	$9.47
First Quarter	$13.00	$8.43

As of December 9, 2019 the last reported sale price of our shares, as reported by the Nasdaq Capital Market, was $8.22 per share. As of December 9, 2019, there were 15,657,602 outstanding shares of Asure Software common stock.
You should evaluate current market quotations for our shares, among other factors, before deciding whether or not to accept this offer.

Section 9.	Source and Amount of Consideration; Terms of New RSUs.
Consideration.
We will grant new RSUs in exchange for eligible options properly elected to be exchanged by you and accepted by us for such exchange. New RSUs are equity awards under which Asure Software promises to issue shares in the future, provided the vesting criteria are satisfied. Subject to the terms and conditions of this offer, upon our acceptance of your properly tendered eligible options, you will be entitled to receive new RSUs based on the exercise price of your exchanged options as described in Section 2 of this Offer to Exchange. Fractional RSUs will be rounded down to the nearest whole RSU share on a grant-by-grant basis. Fractional RSUs will not be granted in the option exchange and no cash will be paid for fractional shares. You do not have to make any cash payment to Asure Software to receive your new RSUs. You also do not have to make any cash payment to Asure Software to receive the shares subject to RSUs upon vesting. However, the receipt of shares upon vesting of new RSUs may be subject to taxation as described in Section 14 of this Offer to Exchange.
If we receive and accept tenders from eligible employees of all eligible options, options to purchase an aggregate of approximately 700,335 shares would be surrendered, and we would grant new RSUs covering a total of approximately 280,134 shares of Asure Software common stock, which would be less than 1.8% of the total shares of Asure Software common stock outstanding as of December 9, 2019.
General Terms of new RSUs.
New RSUs will be granted under the 2018 Plan and will be subject to a restricted stock unit agreement between you and Asure Software. RSUs are a different type of equity award than stock options and therefore, the terms and conditions of the RSUs will vary from the terms and conditions of the options that you tendered for exchange. You should note that the vesting schedule of your new RSUs will differ from your exchanged options, as described below. The current form of restricted stock unit agreement under the 2018 Plan is included as an exhibit to the Schedule TO, which is available on the SEC website at www.sec.gov.
The following description summarizes the material terms of the 2018 Plan. Our statements in this Offer to Exchange concerning the 2018 Plan and new RSUs are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, the 2018 Plan and the form of restricted stock unit agreement under the 2018 Plan, each of which is included as an exhibit to the Schedule TO, which is available on the SEC website at www.sec.gov. Please contact Asure Equity Administration at 512-437-2700 to receive a copy of the 2018 Plan and the form of the restricted stock unit agreement. We will promptly furnish to you copies of these documents upon request at our expense.
2018 Incentive Award Plan.
The 2018 Plan permits the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, RSUs, performance bonus awards, performance stock unit awards, dividend equivalents and other stock or cash-based awards. As of December 9, 2019, the number of shares subject to awards outstanding under the 2018 Plan was 700,335. The 2018 Plan is administered by the compensation committee of our board of directors. Subject to the other provisions of the 2018 Plan, our compensation committee has the power to determine the terms, conditions and restrictions of the awards granted under the plans, including the number of shares subject to an award and the vesting criteria. Our compensation committee also has the authority to delegate such responsibilities.
No Payment Required.
You do not have to make any cash payment to Asure Software to receive your new RSUs or the shares upon vesting, though the receipt of shares may be subject to taxation and withholding requirements. See Section 14 of this Offer to Exchange.
Vesting.
Each new RSU will represent a right to receive one share of Asure Software’s common stock on a specified future date, but only if the new RSU vests.
For all non-executive employees, the new RSUs will vest over three years, with the first installment of 1/6th of the RSUs vesting on the six-month anniversary of the option exchange, and the remainder vesting in substantially equal quarterly installments thereafter.
 For our eligible executive officers, other than our Chief Executive Officer who is not eligible to participate in the option exchange, the new RSUs will vest based on the number of shares subject to eligible options that the executive officer elects to exchange. If the executive officer elects to exchange eligible options (or portions thereof) covering up to 1/3rd of the aggregate number of shares subject to all of the eligible option grants held by the executive, those new RSUs will vest in full on the first anniversary of the option exchange. If the executive officer elects to exchange options (or portions thereof) covering more than 1/3rd of the aggregate number of shares subject to all of the executive’s eligible option grants, the new RSUs will vest over a minimum of three years, with the first installment of 1/3rd of the RSUs vesting on the first anniversary of the option exchange, and the remaining 2/3rds of the RSUs vesting in equal quarterly installments over a period of two years based on the average of our per share closing trade price for the 120-day period immediately preceding the applicable vesting date (the “Average Price”). For quarterly vesting dates occurring after the first anniversary of the grant date and ending on the second anniversary of the grant date, the Average Price must be at least $7.50 on the applicable vesting date or at any time thereafter. For quarterly vesting dates occurring after the second anniversary of the grant date and ending on the third anniversary of the grant date, the Average Price must be at least $9.00 on the applicable vesting date or at any time thereafter. If an eligible executive officer’s employment with us ends after the third anniversary of the grant date of the RSUs, but before the $7.50 or the $9.00 Average Price threshold has been satisfied, such remaining RSUs will remain unvested and be forfeited in accordance with the terms of the 2018 Plan. Further, if there is an event constituting a change in control under our 2018 Plan, any unvested RSUs issued to our eligible executive officers will not immediately vest unless board of directors, in its discretion, determines that the vesting of such unvested RSUs should accelerate.
New RSUs granted in the option exchange will only vest if the holder does not incur a termination of service prior to the applicable vesting date, as determined in accordance with the 2018 Plan. New RSUs that are not vested at the time of an employee’s termination of service, as determined in accordance with the 2018 Plan, will be forfeited.
Form of payout.
New RSUs granted under this offer and subsequently vested based on the eligible employee’s continued service will be paid out in shares of Asure Software common stock. We will satisfy all tax withholding obligations by instructing a broker to sell shares of common stock otherwise issuable upon vesting of the RSUs and remit the cash proceeds to us, as set forth in your RSU agreement.
Adjustments upon certain events.
Events Occurring Before the Grant Date. If we merge or consolidate with or are acquired by another entity prior to the expiration of the offer, you may choose to withdraw any options which you tendered for exchange and your options will be treated in accordance with the applicable plan and option agreement under which they were granted. Further, if Asure Software is acquired or proposed to be acquired prior to the expiration of the offer, we reserve the right to withdraw the offer, in which case your options and your rights under them will remain intact and exercisable for the time period set forth in your option agreement, and you will receive no new RSUs in exchange for them. If Asure Software is acquired or proposed to be acquired prior to the expiration of the offer but does not withdraw the offer, we (or the successor entity) will notify you of any material changes to the terms of the offer or the new RSUs, including any adjustments to the purchase price or exercise price and number of shares that will be subject to the new RSUs. Under such circumstances, the type of security and the number of shares covered by your new RSUs would be adjusted based on the consideration per share given to holders of our shares in connection with the acquisition. Because of this adjustment, you may receive new RSUs covering more or fewer shares of the acquiror’s shares than the number of shares subject to the eligible options that you tendered for exchange or than the number you would have received pursuant to the new RSUs if no acquisition had occurred.
A transaction involving us, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price of our shares. Depending on the structure and terms of this type of transaction, option holders who elect to participate in the offer might be deprived of the benefit of the appreciation in the price of our shares resulting from the merger or acquisition. This could result in a greater financial benefit for those eligible employees who did not participate in this offer and retained their original options.
Finally, if another company acquires us, that company, as part of the transaction or otherwise, may decide to terminate some or all of our employees before the completion of the option exchange. Termination of your employment for this or any other reason before the grant date means that the tender of your eligible options will not be accepted, you will keep your tendered options in accordance with their original terms, and you will not receive any new RSUs for your eligible options in connection with this offer.
Events Occurring After the Grant Date. In the event of any change resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of our shares, or any other change in the number of issued shares of Asure Software common stock effected without receipt of consideration by us, our compensation committee will proportionately adjust the number of shares subject to outstanding RSUs granted under the 2018 Plan, as well as the number of shares that have been authorized for issuance under the 2018 Plan but as to which no awards have been granted.

In the event of a change in control transaction described in the 2018 Plan, such as a merger, consolidation, sale of all or substantially all of our assets, any surviving corporation or acquiring corporation may either assume or continue outstanding awards or substitute similar awards. In the event that the successor corporation refuses to assume or substitute for your outstanding RSUs, our compensation committee will cause the RSUs to become fully vested immediately prior to the consummation of the change in control.
Transferability of new RSUs.
New RSUs generally may not be transferred, other than by will or the laws of descent and distribution, unless our compensation committee indicates otherwise in your restricted stock unit agreement. In the event of your death, any person who acquires your new RSUs by bequest or inheritance may be issued the shares subject to the new RSUs if vested.
Registration and sale of shares underlying new RSUs.
All of the shares of our common stock issuable upon the vesting of the new RSUs have been registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, on a registration statement on Form S-8 filed with the SEC. Unless you are an employee who is considered an affiliate of Asure Software for purposes of the Securities Act, you should be able to sell the shares issuable upon vesting of your RSUs free of any transfer restrictions under applicable U.S. securities laws.
U.S. federal income tax consequences.
You should refer to Section 14 of this Offer to Exchange for a discussion of the U.S. federal income tax consequences of the new RSUs and exchanged options. We strongly recommend that you consult with your advisors to discuss the consequences to you of this transaction.
U.S. federal income tax consequences in multiple jurisdictions.
If you are a citizen or tax resident of the United States, and are also subject to the tax laws of another non-U.S. jurisdiction, you should be aware that there might be other tax and social insurance consequences that may apply to you. Certain eligible employees may be subject to the tax laws in the U.S. and to the tax laws in other jurisdictions. We strongly recommend that you consult with your own tax and financial advisors to discuss the consequences to you of participating or not participating in this offer.

Section 10.	Information Concerning Asure Software.
Asure Software is a leading provider of Human Capital Management (“HCM”) offering intuitive and innovative cloud-based solutions designed to help organizations of all sizes and complexities build companies of the future. Our cloud platforms enable clients worldwide to better manage their people in a mobile, digital, multi-generational, and global landscape. Asure Software’s offerings include a fully-integrated HCM platform, flexible benefits and compliance administration, HR consulting, and time and labor management. Asure Software’s platform vision is to help clients proactively manage costs associated with their most expensive assets- labor and technology, while creating an employee experience that fosters efficiency, productivity and engagement. Asure Software serves approximately 10,000 direct clients in 80 countries, ranging from global Fortune 500 clients to small and mid-sized businesses. Our mission guides the work we do each day; it is “To deliver innovative technology with the passion to empower every client’s workspace and the commitment to make their workdays easier.”

Asure Software was incorporated in 1985 and our principal executive offices are located at 3700 N. Capital of Texas Highway, Suite 350, Austin, Texas 78746. Our telephone number is (512) 437-2700 and our website is www.asuresoftware.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this Offer to Exchange.

The financial information included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2019, June 30, 2019 and September 30, 2019 are incorporated herein by reference. Attached as Schedule B to this Offer to Exchange is a summary of our financial statements from our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2019, June 30, 2019 and September 30, 2019. More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 17 of this Offer to Exchange.
We had a net tangible book value (deficit) of $(6.27) per share as of September 30, 2019, our latest balance sheet date. This value was calculated using the net tangible book value (deficit) of $(97.8) million as of September 30, 2019, divided by the number of outstanding shares of 15,586,340 as of September 30, 2019.

Section 11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities.
A list of our current directors and named executive officers as of December 9, 2019 is attached to this Offer to Exchange as Schedule A. Our Chief Executive Officer and members of our board of directors may not participate in this offer. As of December 9, 2019, our executive officers and directors (nine persons) as a group held outstanding options and equity awards under our equity incentive plans with respect to a total of 744,493 of our shares, which collectively represented approximately 41.4% of the shares subject to all options and equity awards outstanding under our equity incentive plans as of that date. As of December 9, 2019, our executive officers eligible to participate in this Offer to Exchange held options to purchase an aggregate of 330,000 shares of our common stock.
The table below sets forth the beneficial ownership of each of our executive officers and members of our board of directors of options and equity awards outstanding as of December 9, 2019. The percentages in the tables below are based on the total number of outstanding options (i.e., whether or not eligible for exchange) to purchase our shares and other equity awards under all of our equity incentive plans, which was 1,796,497 as of December 9, 2019.

Name of Beneficial Owner	Number of Shares Underlying Options and Equity Awards Outstanding	Percentage of Total Shares Underlying Outstanding Options and Equity Awards
Executive Officers
Patrick Goepel, President and Chief Executive Officer and Director(1)	105,831	5.9%
Kelyn Brannon, Chief Financial Officer	215,831	12.0%
Eyal Goldstein, Chief Revenue Officer	245,831	13.7%
Rhonda Parouty, Chief Operating Officer	90,000	5.0%

Non-Employee Directors(1)
David Sandberg	20,000	1.1%
Daniel Gill	15,000	*
Charles Lathrop	17,000	*
Bradford Oberwager	15,000	*
J. Randall Waterfield	20,000	1.1%
All directors and executive officers as a group (9 persons)	744,493	41.4%
*     Less than 1 percent.
(1)     Not eligible to participate in this offer.

Except as otherwise described in this Offer to Exchange or in our filings with the SEC, and other than outstanding options to purchase our shares of common stock or other equity awards granted from time to time to our executive officers and directors under our equity incentive plans, neither we nor, to the best of our knowledge, any of our executive officers or directors is a party to any agreement, arrangement or understanding with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations. On November 19, 2019, John Randall Waterfield sold 15,350 shares of our common stock for an average selling price of $8.635 per share.  On November 20, 2019, John Randall Waterfield sold 100,000 shares of our common stock for an average selling price of $8.4576 per share. On each of November 20, 2019, November 21, 2019 and December 11, 2019, Red Oak Partner, LLC, on behalf of The Red Oak Fund, the Red Oak Long Fund, LP and the Red Oak Institutional Founders Long Fund LP (collectively the “Funds”) sold 23,000, 87,000 and 500,000 shares of our common stock, respectively. The average selling price for the shares sold on November 20, 2019, was $8.488 per share. The average selling price for the shares sold on November 21, 2019, was $8.564. The average selling price for the shares sold on December 11, 2019, was $8.20 per share. David Sandberg is the managing member, founder and portfolio manager for Red Oak Partners LLC and may be deemed to beneficially own these shares.  Information in the preceding two sentences is based on information provided in a Form 4 for John Randall Waterfield filed with the SEC on November 21, 2019 and in Form 4s for Red Oak Partners, LLC, filed with the SEC on November 22, 2019, and December 13, 2019.
To the best of our knowledge, no executive officers or directors, nor any affiliates of ours, were engaged in any other transactions involving options to purchase our shares of common stock, or in transactions involving our common stock, during the 60 days before and including December 16, 2019.

Section 12.	Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer
Options that we accept for exchange through the offer will be returned to the pool of shares that we have reserved for, and will thus be available for, grants of new awards under our equity incentive plans.
The option exchange will be accounted for pursuant to the provisions of Financial Accounting Standards Board Accounting Standards Codification Compensation – Stock Compensation (Topic 718) (“ASC 718”)). Under ASC 718, we will recognize the incremental compensation cost of the new RSUs granted in the offer, if any. If there is any incremental compensation cost, it will be measured as the excess, if any, of the fair value of each new RSU granted to employees in exchange for exchanged options, measured as of the date the new RSUs are granted, over the fair value of the exchanged options, measured immediately prior to the expiration date of the offer. The unamortized compensation expense from the exchanged options and incremental compensation expense, if any, associated with the new awards under the option exchange will be recognized over the vesting period of the new RSUs. In the event that any of the new RSUs are forfeited prior to their vesting due to termination of service, the compensation cost for the forfeited RSUs generally will not be recognized.
Because the offer has been structured to replace underwater options with new RSUs of lesser or equivalent value, we expect to recognize little or no additional compensation expense. As a result, the option exchange will allow us to realize real incentive and retention benefits from the new RSUs issued, while recognizing approximately the same amount of compensation expense as we would have recognized for the exchanged options.

Section 13.	Legal Matters; Regulatory Approvals.
We are not aware of any license or regulatory permit that appears to be material to our business that might be affected adversely by our exchange of options and grant of new RSUs as contemplated by the offer, or any Nasdaq Capital Market listing requirements that would be required for the acquisition or ownership of new RSUs, or the shares subject thereto as contemplated herein. Should any additional approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, could be obtained or what the conditions imposed in connection with such approvals would entail or whether the failure to obtain any such approval or other action would result in adverse consequences to our business. Our obligation under the offer to accept eligible options for exchange and to grant new RSUs for such eligible options is subject to the conditions described in Section 7 of this Offer to Exchange.

Section 14.	Material Income Tax Consequences.
Material U.S. federal income tax consequences.
The following is a summary of the material U.S. federal income tax consequences of the exchange of options for new RSUs pursuant to the offer for those eligible employees subject to U.S. federal income tax. This discussion is based on the United States Internal Revenue Code, its legislative history, treasury regulations promulgated thereunder, and administrative and judicial interpretations as of the date of this Offer to Exchange, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible employees. If you are a citizen or a resident of the U.S., but also are subject to the tax laws of another country, you should be aware that there might be other tax and social insurance consequences that may apply to you. We strongly recommend that you consult with your advisors to discuss the consequences to you of this transaction.
We recommend that you consult your tax advisor with respect to the federal, state, local and foreign tax consequences of participating in the offer, as the tax consequences to you are dependent on your individual tax situation.
Eligible employees who exchange eligible options for new RSUs should not be required to recognize income for U.S. federal income tax purposes on the exchanged options at the time of the exchange. However, please refer to the tax discussion below regarding a discussion of the tax consequences of receiving new RSUs in connection with the option exchange.
Restricted stock units.
If you are a U.S. taxpayer, you generally should not have taxable income at the time you are granted an RSU. Instead, you should recognize ordinary income as the RSUs vest and we deliver the shares to you, at which time Asure Software generally will have an obligation to withhold applicable federal and state income taxes as well as social security taxes. The amount of ordinary income you recognize will equal the fair market value of the shares to be delivered to you. We will satisfy all tax withholding obligations by instructing a broker to sell shares of common stock otherwise issuable upon vesting of the RSUs and remit the cash proceeds to us, as set forth in your RSU agreement. Any gain or loss you recognize upon the sale or exchange of shares that you acquire through a grant of RSUs generally will be treated as capital gain or loss and will be long-term or short-term depending upon how long you hold the shares. Shares held more than 12 months are subject to long-term capital gain or loss, while shares held 12 months or less are subject to short-term capital gain or loss.
We recommend that you consult your own tax advisor with respect to the federal, state, and local tax consequences of participating in the offer.
In addition, if you are a resident of more than one country, you should be aware that there might be tax and social insurance consequences for more than one country that may apply to you. We strongly recommend that you consult with your own tax advisor to discuss the consequences to you of this transaction.
Stock options.
If you are employed by us in the United States and participate in this offer, your eligible options will be exchanged for new RSUs. So that you are able to compare the tax consequences of new RSUs to that of your eligible options, we have included the following summary as a reminder of the tax consequences generally applicable to options under U.S. federal tax law.
Incentive stock options.
Under current law, an option holder who is a U.S. taxpayer, will not realize taxable income upon the grant of an incentive stock option. In addition, you generally will not realize taxable income upon the exercise of an incentive stock option. However, your alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares received upon exercise of the stock option exceeds the aggregate exercise price of the option, unless the disposition of the shares occurs in the same taxable year as the exercise of the option. Except in the case of your death or disability, if an option is exercised more than three months after your termination of employment, the option ceases to be treated as an incentive stock option and is subject to taxation under the rules that apply to nonqualified stock options.
If you sell the option shares acquired upon exercise of an incentive stock option, the tax consequences of the disposition depend upon whether the disposition is qualifying or disqualifying. The disposition of the option shares is qualifying if it is made (i) more than two years after the date the incentive stock option was granted, and (ii) more than one year after the date the incentive stock option was exercised.
If the disposition of the option shares is qualifying, any excess of the sale price of the option shares over the exercise price of the option will be treated as long-term capital gain taxable to you at the time of the sale. Any such capital gain will be taxed at the long-term capital gain rate in effect at the time of sale.
If the disposition is not qualifying, which we refer to as a “disqualifying disposition,” the following tax treatment can result:

•	For a sale below the amount you paid for the shares (or the adjusted basis of the shares if higher), you do not report any compensation income. Your loss on this sale is reported as a capital loss.

•
For a sale above the amount you paid for the shares (or the adjusted basis of the shares if higher) but no higher than the value of the shares as of the date you exercised the option, you report your gain on the sale as compensation income (not capital gain).

•
If you sell your shares at a price that is higher than the value of the shares as of the date you exercised the option, you report two different items. The bargain element when you exercised the shares (the difference between the value of the shares as of that date and the amount you paid for the share, or the adjusted basis of the shares if higher) is reported as compensation income. Any additional gain is reported as capital gain (which may be long-term or short-term depending on how long you held the stock).

Nonqualified stock options
Under current law, an option holder who is a U.S. taxpayer generally will not recognize taxable income upon the grant of a nonqualified stock option. When you exercise a nonqualified stock option, you generally will have ordinary income to the extent the fair market value of the shares on the date of exercise you receive is greater than the exercise price you pay. If the exercise price of a nonqualified stock option is paid in shares or a combination of cash and shares, the excess of the value (on the date of exercise) of the shares received on the date of exercise over the value of the shares surrendered or the cash and shares surrendered, less any cash paid upon exercise, generally will be ordinary income taxable to you.
Upon disposition of the shares, any gain or loss is treated as capital gain or loss. The capital gain or loss will be long-term or short-term depending on whether the shares were held for more than one year. The holding period for the shares generally will begin just after the time you recognized income (though it could potentially begin sooner if you are taxed on the date of vesting with respect to discount nonqualified stock options, as described further below).

The amount of such gain or loss will be the difference between: (i) the amount realized upon the sale or exchange of the shares, and (ii) the value of the shares at the time the ordinary income was recognized.
If you were an employee at the time of the grant of the option, any income recognized upon exercise of a nonqualified stock option generally will constitute wages for which applicable federal, state and local income taxes and social security tax withholdings will be required.
We recommend that you consult your tax and financial advisor with respect to the federal, state, local and foreign tax consequences of participating in the offer.
In addition, if you are a resident of more than one country, you should be aware that there might be tax and social insurance consequences for more than one country that may apply to you. We strongly recommend that you consult with your tax and financial advisors to discuss the consequences to you of this transaction.

Section 15.	Extension of Offer; Termination; Amendment.
We reserve the right, in our sole discretion, at any time and regardless of whether or not any event listed in Section 7 of this Offer to Exchange has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and delay the acceptance for exchange of any eligible options. If we elect to extend the period of time during which this offer is open, we will give you written notice of the extension and delay, as described below. If we extend the expiration date, we also will extend your right to withdraw tenders of eligible options until such extended expiration date. In the case of an extension, we will issue a press release, email or other form of communication no later than 8:00 a.m. Central Time, on the next U.S. business day following the previously scheduled expiration date.
We also reserve the right, in our discretion, before the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options elected to be exchanged if any of the events listed in Section 7 of this Offer to Exchange occurs, by giving notice of the termination or postponement to you or by making a public announcement of the termination or otherwise as permitted by applicable law. Our reservation of the right to delay our acceptance and cancellation of options elected to be exchanged is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the options promptly after termination or withdrawal of a tender offer.
Subject to compliance with applicable law, we further reserve the right, before the expiration date, in our discretion, and regardless of whether any event listed in Section 7 of this Offer to Exchange has occurred or is deemed by us to have occurred, to amend the offer in any respect, including by decreasing or increasing the consideration offered in this offer to option holders or by decreasing or increasing the number of options being sought in this offer.
The minimum period during which the offer will remain open following material changes in the terms of the offer or in the information concerning the offer, other than a change in the consideration being offered by us or a change in amount of existing options sought, will depend on the facts and circumstances of such change, including the relative materiality of the terms or information changes. If we modify the number of eligible options being sought in this offer or the consideration being offered by us for the eligible options in this offer, the offer will remain open for at least ten U.S. business days from the date of notice of such modification.
For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

Section 16.	Fees and Expenses.
We will not pay any fees or commissions to any broker, dealer or other person for soliciting the surrender of eligible options to be exchanged through this offer. You will be responsible for any expenses incurred by you in connection with your election to participate in the offer, including, but not limited to, any expenses associated with any legal, tax, financial or other advisor consulted or retained by you in connection with this offer.

Section 17.	Additional Information.
This Offer to Exchange is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to elect to exchange your options:

1.	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2018, filed with the SEC on March 19, 2019;

2.	Our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2019, filed with the SEC on May 10, 2019;

3.	Our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2019, filed with the SEC on August 22, 2019;

4.	Our Quarterly Report on Form 10-Q for our fiscal quarter ended September 30, 2019, filed with the SEC on November 12, 2019;

5.	Our definitive Proxy Statement on Schedule 14A for our 2019 annual meeting of stockholders, filed with the SEC on April 29, 2019;

6.	Our Current Reports on Form 8-K filed with the SEC on January 7, 2019, January 8, 2019, April 19, 2019, May 31, 2019, July 8, 2019, August 22, 2019, October 8, 2019 and December 6, 2019;

7.	Our Current Report on Form 8-K/A filed with the SEC on June 5, 2019;

8.
The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on March 31, 1992, and any further amendment or report filed thereafter for the purpose of updating such description; and

9.
The description of certain rights in connection with each outstanding share of our common stock contained in our registration statement on Form 8-A/A filed with the SEC on April 19, 2019, and any further amendment or report filed thereafter for the purpose of updating such description.

Our SEC filings are available to the public on the SEC’s Internet site at www.sec.gov. We also make available on or through our corporate website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish them to the SEC.
Each person to whom a copy of this Offer to Exchange is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing to us at Asure Software, Inc., 3700 N. Capital of Texas Hwy, Suite 350, Austin, TX 78746, Attention: Corporate Secretary or by emailing us at optionexchange@asuresoftware.com.
The information about us contained in this Offer to Exchange should be read together with the information contained in the documents to which we have referred you in making your decision as to whether or not to participate in this offer.

Section 18.	Miscellaneous.

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law.
We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange or refrain from exchanging your options pursuant to the offer. You should rely only on the information in this document or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this Offer to Exchange and in the related offer documents. If anyone makes any recommendation or representation to you or gives you any information, you should not rely upon that recommendation, representation, or information as having been authorized by us.

Asure Software, Inc.
December 16, 2019

SCHEDULE A
INFORMATION CONCERNING THE NAMED EXECUTIVE OFFICERS
AND DIRECTORS OF ASURE SOFTWARE, INC.

Our named executive officers and directors as of December 16, 2019 are set forth in the following table:

Name	Position and Offices Held
Patrick Goepel	President, Chief Executive Officer and Director
Kelyn Brannon	Chief Financial Officer
Eyal Goldstein	Chief Revenue Officer
Rhonda Parouty	Chief Operating Officer
David Sandberg	Director
Daniel Gill	Director
Charles Lathrop	Director
Bradford Oberwager	Director
J. Randall Waterfield	Director

The address of each named executive officer and director is Asure Software, Inc., 3700 N. Capital of Texas Highway, Suite 350, Austin, Texas 78746.

SCHEDULE B
SUMMARY FINANCIAL INFORMATION OF
ASURE SOFTWARE, INC.

We incorporate by reference the financial statements and notes thereto included in Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018. In addition, the Company incorporates by reference the unaudited financial information included in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.
The following tables set forth the Company’s summary historical consolidated financial data for the fiscal years ended December 31, 2018 and December 31, 2017 and the nine month periods ended September 30, 2019 and September 30, 2018, and the Company’s financial position as of such dates. This financial data has been derived from, and should be read in conjunction with, the Company’s audited consolidated financial statements and the related notes filed as part of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the unaudited consolidated financial statements and the related notes filed as part of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019. Financial data for the nine month periods ended September 30, 2019 and September 30, 2018 are unaudited and, in the opinion of the Company’s management, include all adjustments necessary for a fair presentation of the data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.
The Company had a net tangible book value (deficit) per share of $(6.27) on September 30, 2019.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS INFORMATION
(In thousands, except per share amounts)

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2017	2019	2018
Total revenue	$88,952	$54,442	$76,160	$64,529
Cost of sales	30,830	12,619	27,601	21,248
Gross profit	58,122	41,823	48,559	43,281
Loss from operations	(6,263)	(1,000)	(2,108)	(2,646)
Net loss	$(7,548)	$(5,722)	$(11,217)	$(9,277)
Net loss per share, basic and diluted	$(0.54)	$(0.53)	$(0.73)	$(0.68)
Weighted average shared used to compute basic and diluted net loss per share	14,010,000	10,891,000	15,472,000	13,591,000

CONDENSED CONSOLIDATED BALANCE SHEET INFORMATION
(In thousands, except per share amounts)

	As of December 31,		As of September 30,
	2018	2017	2019
Total current assets	$159,915	$86,578	$124,483
Total assets	361,100	203,311	335,426
Total current liabilities	148,472	69,552	120,854
Total liabilities	258,582	139,537	241,777
Total stockholders' equity	102,518	63,774	93,649